UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170055

DIVISION OF
CORPORATION FINANCE

January 6, 2017

Jeffrey N. Neuman
Honeywell International Inc.
jeffrey.neuman@honeywell.com

Re: Honeywell International Inc.
Incoming letter dated December 16, 2016

Dear Mr. Neuman:

This is in response to your letter dated December 16, 2016 concerning the shareholder proposal submitted to Honeywell by John Chevedden. We also have received a letter from the proponent dated January 2, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 6, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Honeywell International Inc.
Incoming letter dated December 16, 2016

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(7), as relating to Honeywell's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Honeywell's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

FISMA & OMB MEMORANDUM M-07-16

January 2, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Honeywell International (HON)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 16, 2016 no-action request.

Ironically the company claimed, "the Proposal would significantly impact the Company's ability to conduct its annual meeting." To the contrary the company uses its annual meeting as a springboard to disrespect its shareholders. For instance the 2012 annual meeting was all of 10 minutes. The 2016 annual meeting was "shamefully brief."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Additional rebuttal will be forwarded.

Sincerely,

John Chevedden

cc: Jeffrey N. Neuman <Jeffrey.Neuman@Honeywell.com>

[HON: Rule 14a-8 Proposal, November 3, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is now able to monitor voting results and take steps to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options.

Please vote to enhance shareholder value:
Confidential Voting – Proposal [4]
[The line above is for publication.]

Honeywell

Jeffrey N. Neuman
Vice President and
Corporate Secretary

Honeywell Corporate
115 Tabor Road
Morris Plains, NJ 07950

973-455-2945
jeffrey.neuman@honeywell.com
www.honeywell.com

December 16, 2016

Via Email
shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E. Washington, D.C. 20549

Re: Honeywell International Inc. – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by Honeywell International Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend enforcement action if the Company omits from its proxy materials for the Company's 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting") the proposal described below for the reasons set forth herein.

General

The Company received a proposal (the "Proposal") in a letter signed November 3, 2016 from John Chevedden (the "Proponent"). A copy of the Proponent's letter, including the Proposal, is attached as Exhibit A. Pursuant to Rule 14a-8(j), the Company will file its definitive proxy statement and form of proxy for the 2017 Annual Meeting no earlier than 80 calendar days following the date of this letter.

As required by Rule 14a-8(j), a copy of this letter is simultaneously being sent to the Proponent. Rule 14a-8(k) and Staff Legal Bulletin No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the shareholder proponent submits to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

The Proposal

The Proposal reads as follows:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:
>
> - Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules
> - Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
> - Rule 14a-8 shareholder proposals included in the proxy
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.
>
> Our management is now able to monitor voting results and take steps to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options.

Basis for Exclusion

For the reasons set forth below, we request that the Staff concur that the Proposal may be excluded under Rule 14a-8(i)(7) as an ordinary business matter. In Verizon Communications Inc. (January 22, 2015), FedEx Corporation (July 18, 2014) and NetApp, Inc. (July 15, 2014), the Staff permitted companies to exclude proposals substantially similar to the Proposal pursuant to Rule 14a-8(i)(7).

Background of Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if the "proposal deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "May 1998 Release"), the Commission stated that the policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Also in the May 1998 Release, the Commission identified two "central considerations" for the application of Rule 14a-8(i)(7) to exclude shareholder proposals. First, there are tasks "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. Second, consideration is given to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." The Commission stated that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

The Proposal Relates to Ordinary Business Matters

The Proposal is nearly identical to the proposal in Verizon Communications, for which the Staff found some basis for the company to exclude the proposal under Rule 14a-8(i)(7). There are three substantive differences between the Proposal and the proposal in Verizon Communications. First, the Proposal requests a new bylaw to implement confidential voting whereas the proposal in Verizon Communications requests a new policy. Second, in the first category of company-sponsored proposals for which confidential voting would apply, the Proposal lists executive pay or "other purposes" whereas the proposal in Verizon Communications lists only executive compensation arrangement. Third, the proposal in Verizon Communications states that the proposal shall not affect the company's ability "to communicate with shareholders at any time," whereas the Proposal does not contain this exception.

We do not believe that these differences should change the Staff's decision to grant relief under Rule 14a-8(i)(7) for exclusion of the Proposal as it did in Verizon Communications. With respect to the first difference, Rule 14a-8(i)(7) focuses on the substance rather than the format of the proposal, and we have located no Staff letters where the result has been impacted by a proposal being cast as a bylaw amendment rather than a policy. If anything, the rationale of the Staff's ruling in Verizon Communications should be even more compelling here, since a bylaw is more binding, intrusive on ordinary business matters, and enduring than a policy. With respect to the second difference, by requiring confidential voting to apply to company-sponsored proposals for "other purposes," in addition to executive pay, the Proposal is actually broader than the proposal in Verizon Communications where the proposal was expressly limited to "executive compensation arrangements." By referencing company-sponsored proposals for "other purposes," the Proposal expands, from the proposal in Verizon Communications, the number of matters that may relate to the Company's ordinary business and for which the Proposal would apply confidential voting. Accordingly, because the Staff granted relief under Rule 14a-8(i)(7) for exclusion of the proposal in Verizon Communications and the Proposal is broader, it is only logical that the Staff should also grant relief under Rule 14a-8(i)(7) for the Proposal. With respect to the third difference, by not expressly stating that the Proposal does not affect the

Company's ability to communicate with shareholders at any time, the Proposal is even more restrictive than the proposal in Verizon Communications with respect to the Company's actions that constitute ordinary business matters. Because the Staff granted relief under Rule 14a-8(i)(7) for the proposal in Verizon Communications, which was less restrictive than the Proposal, the Staff should logically also grant relief under the same basis for the Proposal.

The Staff has consistently concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) when they have related to the conduct of annual shareholder meetings, including shareholder proposals that, similar to the Proposal, attempt to address a corporate governance or policy issue raised by the annual meeting process but fail to focus on issues beyond the core ordinary business matters to which the proposals relate. [1] In addition to Verizon Communications, FedEx and NetApp, the Staff has also allowed the exclusion of shareholder proposals that seek to (i) provide shareholders with greater access to annual shareholder meetings through the use of web casting and similar techniques; [2] (ii) address inequities in how the location of annual meetings are selected; [3] (iii) ensure that shareholders can hold boards accountable through the right to ask questions and present proposals at annual meetings of shareholders; [4] and (iv) require a report regarding, among other things, a company's implementation of shareholder proposals. [5]

Similar to the letters cited above, the Proposal would significantly impact the Company's ability to conduct its annual meeting because the Proposal would prevent access to preliminary voting information that the Company's management could use in the preparation for, and in the conduct of, its annual meeting. Management uses preliminary voting results to measure shareholder sentiment regarding the matters that are being voted on at a meeting, which gives

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[1] *See Peregrine Pharmaceuticals* (July 16, 2013) (granting relief to exclude proposal that required Peregrine to answer investor questions that relate to the operations of the company on every public company conference call in the manner specified in the proposal on the basis that proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under Rule 14a-8(i)(7)).

[2] *See, e.g., Con-way Inc.* (January 22, 2009) (granting relief under Rule 14a-8(i)(7) on the basis that the proposal requesting that "the board of directors take the necessary steps to ensure that future annual shareholder meetings be distributed over the internet using webcast technology" related to ordinary business matters).

[3] *See, e.g., Ford Motor Company* (January 2, 2008) (granting relief under Rule 14a-8(i)(7) on the basis that the proposal requiring that Ford "hold annual meetings in the Dearborn, Michigan area" related to Ford's ordinary business operations).

[4] *See, e.g., Bank of America Corporation* (February 16, 2006) (granting relief under Rule 14a-8(i)(7) on the basis that the proposal requesting that "all stockholders shall be entitled to attend and speak at any and all annual meetings of stockholders" related to Bank of America's ordinary business operations).

[5] *See, e.g., IDACORP, Inc.* (December 10, 2007) (granting relief under Rule 14a-8(i)(7) on the basis that the proposal requesting "that the company's board of directors provide a report in its next proxy statement on "the process of submission, introduction, presentation, and approval and carrying out of shareholder proposals" related to IDACORP's ordinary business operations).

management the opportunity to communicate with shareholders prior to the meeting, and prepare for questions that may be raised at the meeting, as well as to prepare for any shareholder dissent that may arise. This information can assist management in conducting an informed and productive meeting, which is in the best interest of all shareholders. Preventing access to this information, which the Proposal does, would significantly affect management's ability to prepare for and conduct the meeting.

Furthermore, preventing access to preliminary voting results discourages and impedes communications between management and shareholders during the proxy solicitation process, exactly the opposite result that most shareholders desire. Shareholders seek more, not less, opportunities to engage with management and directors. Due in part to the annual "Say on Pay" vote implemented under Dodd-Frank, proxy voting has become an extremely effective tool that encourages shareholders, management and directors to engage one another and debate financial performance and the merits of the various governance and compensation proposals that are typically put to the vote at annual meetings. Early warning that shareholders are dissatisfied with management can spur the type of engagement that is actively being encouraged by shareholders. Through pre-voting engagement, shareholders frequently convince management to make meaningful changes to their compensation or governance practices. The Proposal would restrict critical, pre-voting communication between the Company and its shareholders that often leads to constructive changes to compensation or governance practices.

The Proponent casts the Proposal as a means of preventing management from unduly influencing the outcome of voting, as if shareholders lacked the sophistication and information required to make informed voting decisions. First, the Commission itself has extensive rules and regulations in place to ensure that management's solicitation efforts are fair and above board. Second, given the plethora of third party information and sources of voting recommendation from proxy advisory firms and other information services, inferring that management has an unfair advantage due to its access to early vote tallies is unsupported.

The Proposal permits the Company to monitor the number of votes cast to achieve quorum. However, the Proposal does not permit the Company to use preliminary voting results, in certain situations, to solicit votes. Rule 402.04 of the NYSE Listed Company Manual specifically requires listed companies to solicit proxies for all meetings of shareholders to provide a convenient method of voting, which together with Rule 310.00, suggests that the Company should continue to solicit votes even after quorum has been achieved. [6] Furthermore, the Proposal would prohibit communications, with respect to certain proposals, that do no more than request that forms of proxy previously solicited be signed and returned. The Commission has deemed such communications to constitute a "solicitation," as defined in Rule 14a-1(l) under the Exchange Act, but, pursuant to Rule 14a-6(f) under the Exchange Act, has recognized that such communications are so basic that they need not be filed with the Commission.

[6] *See* NYSE Listed Company Manual Sections 310.00 and 402.04.

Nevertheless, because any such communications would constitute a "solicitation," they would be prohibited under the Proposal. This kind of micromanagement of Company communications, particularly with respect to routine proxy solicitations that are required of management to afford shareholders a convenient method of voting, is exactly what Rule l4a-8(i)(7) precludes.[7]

The Proposal does not Focus on a Significant Policy Issue

The Company does not believe that the Proposal raises a significant policy issue. However, even if the Proposal were to relate to a significant policy issue, the Proposal, in total, would impact corporate actions and communications that do not focus on a significant policy issue. [8] The Proposal applies broadly to communications that do not focus on significant policy implications and are part of the Company's routine communications with its shareholders, which are ordinary business matters. Furthermore, the Staff did not find a significant policy issue in similar proposals in Verizon Communications, FedEx and NetApp. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

Conclusion

On the basis of the forgoing, the Company requests the concurrence of the Staff that the Proposal may be excluded from the Company's proxy materials for the 2017 Annual Meeting. If you have any questions or would like any additional information regarding the foregoing, please

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[7] *See generally General Motors Corporation* (March 15, 2005) (granting relief under Rule 14a-8(i)(7) on the basis that a proposal requesting that General Motors disclose certain information regarding its solicitation of shareholder votes related to ordinary business operations) and *The Boeing Company* (February 20, 2001) (granting relief under Rule l4a-8(i)(7) on the basis that a proposal "recommending that Boeing include the complete text of shareholder resolutions in 'any additional request[s] for shareholder votes,' and that Boeing disclose the costs of these requests in its 'quarterly and annual report to shareholders' related to ordinary business.

[8] *See Apache Corp.* (March 5, 2008) (concurring with the exclusion of a proposal requesting management to implement equal employment opportunity policies based on specified business principles where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (February 19, 2000) (concurring with the exclusion of a proposal requesting discontinuation of an accounting technique applicable to executive compensation where the Staff noted the proposal related to the ordinary business matter of "choice of accounting methods"); and *Wal-Mart Stores, Inc.* (March 15, 1999) (concurring with the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from a supplier that manufactures items using forced labor, convict labor, child labor or that fails to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

do not hesitate to contact me at 1-973-455-2945. Correspondence regarding this letter should be sent to jeffrey.neuman@honeywell.com.

Regards,

Jeffrey N. Neuman
Vice President and Corporate Secretary

Enclosures
cc: John Chevedden

Exhibit A

(See Attached)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Jeff Neuman
Corporate Secretary
Honeywell International (HON)
115 Tabor Road
Morris Plains, New Jersey 07950
101 Columbia Road
Morristown, NJ 07962
PH: 973-455-2000
PH: 973-455-5208
FX: 973-455-4002
FX: 973-455-4413

Dear Mr. Neuman,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 3, 2016
Date

cc: Jacqueline Katzel <jacqueline.katzel@honeywell.com>
Assistant Corporate Secretary

[HON: Rule 14a-8 Proposal, November 3, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is now able to monitor voting results and take steps to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options.

Please vote to enhance shareholder value:
Confidential Voting – Proposal [4]
[The line above is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***